Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Nine Months Ended September 30,
	2007	2006

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(164)	$(136)
Fixed Charges	584	579

Total Earnings	$420	$443

Fixed Charges
Interest Expense	$568	$558
Amortization of Debt Costs	11	16
Interest Element of Rentals	5	5

Total Fixed Charges	$584	$579

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the nine months ended September 30, 2007 and 2006 were insufficient to cover fixed charges by $164 million and $136 million, respectively. As a result of such deficiencies, the ratios are not presented above.